Exhibit I
     The Gemalto securities referred to herein that are issued in connection with the exchange offer have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto securities are being made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.
     The exchange offer relates to the securities of a non-U.S. company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document are prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
     It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Gemalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The Gemalto securities referred to herein to be issued in connection with the exchange offer of Gemalto N.V. for the securities of Gemplus International S.A. have not been, and are not intended to be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto securities are to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act.
The exchange offer relates to the securities of a non-US company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements presented have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for an investor to enforce its rights and any claim it may have arising under U.S. federal securities laws, since Gemalto and Gemplus have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. An investor may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
This release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto N.V. or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus International S.A.
Second Quarter 2006 Revenue: $368 million
•	Strong increase in deliveries to mobile network operators

•	Solid growth with financial issuers

•	Outstanding commercial successes in governmental identity programs
Amsterdam, July 27, 2006 - Gemalto (Euronext NL0000400653 — GTO) today announces its revenue for the second quarter 2006, the first to consolidate Gemalto and Gemplus activity following the execution on June 2, 2006 of the first step of the combination between the two companies. The revenue reported so includes Gemplus’ June revenue of $127 million.
During the period, Gemalto recorded revenue of $368 million, 2% lower than last year’s comparable revenue, which includes Gemplus’ June 2005 revenue of $116 million.
Olivier Piou, Gemalto’s Chief Executive Officer commented: “The combination between Axalto and Gemplus is now effective. Since its announcement eight months ago, we have very steadily delivered on all the operational objectives we had set for Gemalto, ahead of schedule, and the integrated organization is in place. Gemalto confirms its objective of 85 million euros annual net synergies in 2009.
Our performance should improve in the second half of the year as we are to benefit from the usual seasonal increase of activity in mobile communication, from large-scale renewals of financial EMV cards and from deployments of the many identity programs for which Gemalto has recently been selected.
Today, demand is strong in our digital security markets, and our secure personal identity computing platforms are more and more recognized by our broad customer base as a vital link to improve their relationship with their end-users.”

	Second Quarter
				Change relative to 2005
	2006	2005		on a comparable basis
						% of total
		On a comparable	As	At historical	At constant	revenue
Gemalto		basis*	reported**	exchange rates	exchange rates	in quarter
	(USD million)	(USD million)	(USD million)%		%
Mobile Communication	214.6	228.5	160.4	-6%	-6%	58%
Secure Transactions	88.0	79.5	56.2	11%	12%	24%
ID & Security	42.9	36.0	16.0	19%	19%	12%
Public Telephony	9.2	14.7	10.5	-38%	-38%	2%
Point-of-Sale Terminals	13.8	17.7	17.7	-22%	-21%	4%

Total	368.3	376.5	260.9	-2%	-2%	100%

*	Including Gemplus June 2005 revenue of $116 million

**	Gemalto (ex-Axalto) 2005 second quarter reported revenue
All comparisons in this document are at historical exchange rates, unless stated otherwise, and describe the evolution of Gemalto second quarter 2006 reported revenue relative to Gemalto comparable 2005 second quarter revenue as defined above.

Mobile Communication
The market demand for Subscriber Identity Modules (SIM) continues to show robust growth although price pressure intensified following the Gemalto proposed transaction announcement, more than offsetting the impact of volume growth on revenue.
The Mobile Communication segment recorded revenue of $215 million in the quarter, down 6% compared with last year.
Gemalto delivered strong volumes, with 165 million units shipped, a 45% increase on last year’s comparable figure. During the quarter, the average sales price declined 36% compared with the second quarter of 2005 reflecting:
•	the intensely competitive environment since the announcement of the combination,

•	an unfavorable geographic mix, with a larger proportion of volumes delivered to operators in emerging countries, with lower-end products on average,

•	price erosion accumulated over the past quarters.
Sales grew year-on-year in Europe despite significant on going pricing pressures. Against the backdrop of an outstanding second quarter performance in 2005, revenue in the Americas region decreased.
For the second consecutive quarter, Asia’s Mobile Communication revenue increased compared with the same quarter of the previous year. In China, revenue grew again as national operators placed large-scale orders to Gemalto, for SIM cards that will be used prior to the deployment of the Chinese third-generation technology — now expected around the New Year. Over the quarter, Gemalto consolidated its position as one of the foremost suppliers in this new third-generation Chinese mobile telephony technology by participating successfully in the TD-SCDMA field trials.
Secure Transactions (Financial Services and Pay TV)
Gemalto’s revenue in this segment was $88 million in the quarter, up 11% year on year. Gemalto delivered 41 million microprocessor cards during the quarter.
Activity in Europe was stable and the CISMEA (Community of Independent States — Middle-East — Africa) region posted solid growth, with strong deliveries to financial institutions in Turkey and Russia.
EMV migration propelled North Asia to almost triple its revenue this quarter, a trend that also benefited to Latin America.
North America’s growth was powered by strong shipments in Canada and continued roll-outs in contactless cards in the US.

ID & Security
Revenue in this segment for the quarter was $43 million, a 19% improvement on last-year’s figure.
This growth was notably due to a marked increase in the revenue derived from the company’s patent portfolio compared with the second quarter of 2005.
Gemalto also recorded strong growth in its Identity activity in Europe with initial large-scale deployments of French, Portuguese and Slovenian electronic passports. Gemalto’s leading expertise in this promising domain is now recognized throughout the world: the company has been selected to supply electronic passport technology in Denmark, Finland, Norway, Singapore, Sweden, the Czech Republic and is currently participating in large-scale trial deployments in Russia.
Public Telephony
Revenue in this non-strategic product line dropped by 38% this quarter, reflecting further decline in worldwide demand. It represented 2% of Gemalto’s total revenue in the quarter.
Point-of-Sale Terminals
The Point-of-Sale Terminals segment’s revenue decreased by 22% this quarter compared with the same period last year. This was essentially due to delays in large tender awards in Asia and in deliveries related to several large-scale contracts. This segment accounted for 4% of Gemalto’s second quarter revenue.
Geographical break-down of second quarter revenue

	Second Quarter	Second Quarter	Change**
	2006	2005*	(%)

EMEA	197.4	203.1	(3%)
NSA	78.3	106.6	(27%)
Asia	92.7	66.7	+39%

Total	368.3	376.5	(2%)

*	Including Gemplus June 2005 revenue of $116 million

**	All comparisons in this document are at historical exchange rates, unless stated otherwise, and describe the evolution of Gemalto second quarter 2006 reported revenue relative to Gemalto comparable 2005 second quarter revenue as defined above

Creation of gemalto
On June 2, 2006, Axalto and Gemplus announced a major step of their combination project to create Gemalto. The contribution in kind, by Texas Pacific Group and the Quandt family entities, of their interests in Gemplus International SA (in aggregate 43.4% of Gemplus share capital) to Axalto Holdings NV was completed on the basis of 2 Axalto shares for every 25 Gemplus shares. On the same day, Axalto Holding NV, renamed Gemalto NV, filed a public exchange tender offer for the remaining shares and warrant issued by Gemplus. Prior to the contribution in kind, Gemplus had completed a distribution of €0.26 per share to all of its shareholders on the record upon market close of the same day.
The public exchange tender offer initiated by Gemalto for the shares and warrants issued by Gemplus was opened on July 11, 2006, at the same exchange ratio of 2 Gemalto shares for every 25 Gemplus shares. On July 6, 2006, the offering document filed by Gemalto received the visa n° 06-252 from the “Autorité des Marchés Financiers” (AMF) in Paris, the French stock market authority.
This tender offer will be opened until August 14, 2006. The result of the Offer should be published at the latest on August 25, 2006. On the basis of the indicative timetable, it is envisaged that settlement will occur on August 30, 2006.
Gemplus securityholders are strongly advised to read the offering circular relating to the exchange offer and related exchange offer materials regarding the transaction (see below), as well as any amendments and supplements to those documents because they contain important information.
The exchange offer described herein is not made, directly or indirectly, in or into Australia, Canada or Japan or in or into any other jurisdiction in which such offer would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this release should inform themselves of and observe these restrictions.
Copies of the free English translation of the joint French language offering document which has received visa No. 06-252 of July 6, 2006 from the French Autorité des marchés financiers and of the documents incorporated by reference thereto are available from the Internet websites of Gemalto N.V. (www.gemalto.com) and of Gemplus International S.A. (www.gemplus.com) as well as free of charge upon request to the following: Gemalto N.V.: Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands; Gemplus International S.A.: 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg; Mellon Investor Services LLC, U.S. Exchange Agent: 480 Washington Boulevard, Attn: Information Agent Group,AIM # 074-2800, Jersey City, New Jersey 07310, Call Toll Free: 1-866-768-4951 — Call Collect: 1-201-680-6590.

A conference call will be organized today
at 3:30 pm Paris time
(2:30 pm London time — 9:30 am New York time).

Dial-in numbers:	+ 44 (0)207 138 0819	from United-Kingdom
	+ 1 718 354 1361	from United States
	+ 33 (0)1 55 17 41 50	from France
Access code:	2344918
Replays of the conference call will be available approximately 2 hours after the conclusion of the live conference call until August 10th, 2006 at: +44 (0) 207 806 1970, or +1 718 354 1112 or
+33(0)1 71 23 02 48 (Access code: 2344918#).
Note that this conference call will be in English.
Gemalto will publish its 2006 consolidated first half results, September 13th, 2006.

Corporate Media Relations Emmanuelle SABY M.: +33(0) 6 09 10 76 10 emmanuelle.saby@gemalto.com	Corporate Communications Rémi CALVET M.: +33(0) 06 22 72 81 58 remi.calvet@gemalto.com

Investor Relations Stéphane BISSEUIL T.:+33(0) 1 55 01 50 97 M.:+33(0) 6 86 08 64 13 stephane.bisseuil@gemalto.com	TBWA \ CORPORATE Guillaume GRANIER T.: +33(0) 1 49 09 25 87 M.:+33(0) 6 63 64 63 73 guillaume.granier@tbwa-corporate.com
About Gemalto
Gemalto (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2005 annual revenues of $2.2 billion (€1.7 billion), operations in 120 countries and 11,000 employees including 1,500 R&D engineers. The company’s solutions make personal digital interactions secure and easy in a world where everything of value — from money to identities — is represented as information communicated over networks. Gemalto thrives on creating and deploying secure platforms, portable and secure forms of software in highly personal objects like smart cards, SIMs, e-passports, readers and tokens. More than a billion people worldwide use the company’s products and services for telecommunications, banking, e-government, identity management, multimedia digital right management, IT security and other applications. Gemalto was formed in June 2006 by the combination of Axalto and Gemplus. For more information please visit www.gemalto.com.

Annex
Gemalto second quarter pro forma revenue
(Gemplus full second quarter revenue + Axalto full second quarter revenue, less eliminations)

	Second quarter
Gemalto				% of total revenue
pro forma	2006	2005	Change	in quarter
	(USD million)	(USD million)%

Mobile Communication	326.0	358.8	(9%)	59%
Secure Transactions	125.7	118.4	+6%	23%
ID & Security	66.2	47.0	+41%	12%
Public Telephony	18.6	21.1	(11%)	3%
Point-of-Sale Terminals	13.8	17.7	(22%)	2%

Total	550.3	562.9	(2%)	100%

Unless stated otherwise, all comparisons in this document are shown on a historical exchange rate basis.

Gemalto first half pro forma revenue
(Gemplus full first half revenue + Axalto full first half revenue, less eliminations)

	First Half
Gemalto				% of total revenue
pro forma	2006	2005	Change	in semester
	(USD million)	(USD million)%

Mobile Communication	600.8	672.8	(11%)	58%
Secure Transactions	236.3	213.9	+10%	23%
ID & Security	128.4	77.0	+67%	12%
Public Telephony	40.1	44.7	(10%)	4%
Point-of-Sale Terminals	30.2	38.6	(22%)	3%

Total	1,035.9	1,047.0	(1%)	100%

Unless stated otherwise, all comparisons in this document are shown on a historical exchange rate basis.
Axalto Second Quarter stand-alone

	Second quarter
				% of total revenue
Axalto	2006	2005	Change	in quarter
	(US $ million)	(US $ million)%

Mobile Communications	137.0	160.4	(15%)	57%
Secure Transactions	57.8	56.2	+3%	24%
ID & Security	27.9	16.0	+74%	12%
Public Telephony	4.9	10.5	(53%)	2%
Point-of-Sale terminals	13.8	17.7	(22%)	6%

Total	241.4	260.9	(7%)	100%

Unless stated otherwise, all comparisons in this document are shown on a historical exchange rate basis.